Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     ARC Resources Ltd./ARC Energy Trust Announce the November 2009 increase to the ARX Exchangeable Shares Exchange Ratio

     CALGARY, Nov. 30 /CNW/ - (AET.UN and ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the exchange ratio of the exchangeable shares of the corporation from 2.70645 to 2.71953. Such increase will be effective on December 15, 2009.

     The following are the details on the calculation of the exchange ratio:

     <<
     -------------------------------------------------------------------------
                                      10 day
     Record                          weighted              Effective
     date of                         average                 date
       ARC              ARC Energy   trading                of the   Exchange
     Energy               Trust      price of    Increase  increase  ratio as
      Trust    Opening   distrib-  AET.UN (prior    in        in        of
     distrib-  exchange   ution     to the end   exchange  exchange  effective
      ution     ratio    per unit  of the month) ratio(xx)   ratio     date
     -------------------------------------------------------------------------
     November                                              December
      30, 2009  2.70645   $0.10     $20.6942      0.01308   15, 2009  2.71953
     -------------------------------------------------------------------------
     (xx) The increase in the exchange ratio is calculated by dividing the ARC
          Energy Trust distribution per unit by the 10 day weighted average trading price of AET.UN and multiplying by the opening exchange ratio.
     >>

     A holder of ARC Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in
Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is 1-800-564-6253 and their website is www.computershare.com.

     <<
     ARC RESOURCES LTD.
     John P. Dielwart,
     Chief Executive Officer
     >>

     %SEDAR: 00001245E          %CIK: 0001029509

     /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., 2100, 440 - 2nd Avenue S.W., Calgary, AB,
T2P 5E9/
     (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 17:00e 30-NOV-09